UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0360
Washington, D.C. 20549	Expires: July 31, 2009
FORM N-17f-2	Estimated average burden hours per response...2.1

Certificate of Accounting of Securities and Similar

Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

1. Investment Company Act File Number: 811-05151				Date examination completed: February 29, 2008

2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement: J.P. Morgan Mutual Fund Group

4. Address of principal executive office (number, street, city, state, zip code): 1111 Polaris Parkway, Columbus, OH 43240

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
SEC 2198 (11-91)

PricewaterhouseCoopers LLP

300 Madison Avenue

New York NY 10017

Telephone (646) 471 3000

Facsimile (813) 286 6000

Report of Independent Registered Public Accounting Firm

To the Trustees of J.P. Morgan Mutual Fund Group:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that J.P. Morgan Mutual Fund Group (the “Group”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of February 29, 2008. Management is responsible for the Group's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Group's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Group's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2008, and with respect to agreement of security purchases and sales, for the period from September 30, 2007 (the date of our last examination), through February 29, 2008:

-

Count and inspection of all securities located in the vault of the JP Morgan Chase Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor, New York, NY 11245 without prior notice to management;

-	Confirmation of all securities of the Group held by the Custodian at the Depository Trust Company and the Federal Reserve Bank of New York in book entry form;

-

Reconciliation of all securities shown on the books and records of the Group to the statements from the Custodian, and testing of the reconciliation of such securities shown on the Custodian statements to the confirmations described above;

-	Confirmation of selected security positions held by the Custodian at foreign sub-custodians; and

-

Testing of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Group by confirmation with the brokers or the application of alternative audit procedures

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Group's compliance with specified requirements.

In our opinion, management's assertion that J.P. Morgan Mutual Fund Group complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of

February 29, 2008 with respect to securities reflected in the investment account of the Group is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of J.P. Morgan Mutual Fund Group and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

September 5, 2008

(2)

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of J.P. Morgan Mutual Fund Group (the "Group"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Group's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 29, 2008, and from September 30, 2007 (the date of our last examination), through February 29, 2008.

Based on this evaluation, we assert that the Group was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2008, and from September 30, 2007 (the date of our last examination), through February 29, 2008, with respect to securities reflected in the investment account of the Group.

J.P. Morgan Mutual Fund Group

By:	/s/ Frank Tango
Name of Company Official
Assistant Treasurer
Title September 12, 2008
Date